	Jan - Dec 22
Ordinary Income/Expense	
Income	
4010 · Sales	
4011 · Food	620,145.05
4012 · Wine	67,695.25
4013 · Liquor	44,791.50
4014 · Beer	9,195.00
4015 · NA Beverages	189,812.45
4090 · Patio Sales	
4091 · Patio Food Sales	0.00
4092 · Patio Beverage Sales	0.00
4093 · Patio Beer Sales	0.00
4094 · Patio Liquor Sales	0.00
4095 · Patio Wine Sales	0.00
Total 4090 · Patio Sales	0.00
4020 · Larder Sales	
4021 · Larder (Non-Taxable)	262,536.62
4022 · Larder (Taxable)	55,842.44
Total 4020 · Larder Sales	318,379.06
4030 · Private Dining	264,320.97
4035 · Private Dining Service Charge	23,696.37
4040 · Service Charge	460.13
4050 · SF Surcharge	56,474.55
4055 · Delivery Charge	8,355.00
4060 · <Sales Discounts> (Sales Discounts)	-19,221.94
Total 4010 · Sales	1,584,103.39
Total Income	1,584,103.39
Cost of Goods Sold	
5000 · Cost of Goods Sold	
Food	290,711.22
Wines (Wines)	47,727.71
Liquor	14,285.89
Beer	6,672.15
NA Beverages	12,288.99
Larder & Retail Costs	
Flowers	20,370.00
Household Items for sale	2,078.58
Kitchen Smallwares	430.87
Larder Ingredients (Chicken Fat)	3,098.70
Larder & Retail Costs - Other	33,274.05
Total Larder & Retail Costs	59,252.20
Total 5000 · Cost of Goods Sold	430,938.16
Total COGS	430,938.16
Gross Profit	1,153,165.23
Expense	

Payroll	
Admin Wages	101,070.99
Management Wages	45,311.20
Salary Wages	96,096.00
Delivery Coordinator Wages	2,644.58
FOH Wages	
Server Wages	70,829.35
Busser Wages	348.50
Bartender Wages	66,505.86
Total FOH Wages	137,683.71
BOH Wages	
Cook Wages	130,644.27
Dishwasher Wages	126,586.51
Total BOH Wages	257,230.78
Bonus	11,550.00
Sick Pay Wages	3,038.92
Overtime Wages	2,194.50
Payroll Taxes	69,805.00
Tips In	-99,930.91
Tips Out	94,921.91
Additional Payroll Expenses	
Health Insurance Premiums	26,279.89
Lori/Amaryl Health Insurance	20,362.17
Medical Treatment	25,207.78
Service Charge Wages	70,561.75
Service Charge Collected	-67,435.62
Workers Compensation	12,409.10
Total Additional Payroll Expenses	87,385.07
Payroll - Other	0.00
Total Payroll	809,001.75
Building Costs	
6290 · Rent (Rent)	
One Ferry Building	174,370.69
CAM Charges	-389,203.60
Office Rent	49,451.28
Storage	350.00
Fees	134.19
Marketing	5,871.48
License Fees	-2,707.00
Total 6290 · Rent (Rent)	-161,732.96
6310 · Building Repairs (Building Repairs)	907.50
6390 · Utilities (Utilities)	
6400 · Gas and Electric (Gas and Electric)	20,160.46
6410 · Water (Water)	7,312.78
Total 6390 · Utilities (Utilities)	27,473.24
Total Building Costs	-133,352.22

Financial Expenses	
Merchant Fees	11,529.98
Square Processing Fees	41,913.24
6120 · Bank Charges (Bank Service Charges)	880.00
6140 · Contributions & Donations (Contributions)	611.19
6160 · Dues and Subscriptions (Dues and Subscriptions)	4,851.29
6180 · Insurance (Insurance)	
Auto Insurance	5,902.98
Life Insurance	6,934.20
6185 · Liability Insurance (Liability Insurance)	13,390.75
Total 6180 · Insurance (Insurance)	26,227.93
6199 · Cash Over and Short	30,515.45
6210 · Finance Charge (Finance Charge)	48.00
6230 · Licenses and Permits (Licenses)	1,591.00
6820 · Taxes (Taxes)	
City of SF Taxes	-581.72
6850 · Property (Property Taxes)	31,590.80
Total 6820 · Taxes (Taxes)	31,009.08
Total Financial Expenses	149,177.16
6770 · Supplies (Supplies)	
Dining & Larder Supplies	29,588.70
Firewood	5,906.59
Kitchen & Janitorial Supplies	8,693.97
Office Supplies	8,705.42
Packaging Supplies	209.27
Total 6770 · Supplies (Supplies)	53,103.95
Operation Expenses	
Advertising and Promotion	
Employee Appreciation	15.00
Website	2,656.00
Advertising and Promotion - Other	3,572.88
Total Advertising and Promotion	6,243.88
6110 · Auto & Transportation Expense (Auto & Transporation Expense)	
Parking & Tolls	2,894.91
Uber Fare	545.36
6110 · Auto & Transportation Expense (Auto & Transporation Ex	11,957.87
Total 6110 · Auto & Transportation Expense (Auto & Transporation E	15,398.14
Consultants	
Freelance Kitchen Staff	467.50
Freelance Service Staff	15,432.16
Total Consultants	15,899.66
Equipment	
Office Equipment	1,501.42
Equipment - Other	6,053.74
Total Equipment	7,555.16
Food Delivery Service	800.00

Gifts	233.71
Laundry & Uniforms	27,812.19
Repairs and Maintenance	
Gardening	323.85
Repairs and Maintenance - Other	30,872.46
Total Repairs and Maintenance	31,196.31
Research & Development	12,143.63
6250 · Postage and Delivery (Postage and Delivery)	1,877.65
6260 · Printing and Reproduction (Printing and Reproduction)	141.44
6270 · Professional Fees (Professional Fees)	
Bookkeeping	46,257.82
6280 · Legal Fees (Legal Fees)	8,554.71
6650 · Accounting (Accounting Fees)	7,900.00
6270 · Professional Fees (Professional Fees) - Other	124.32
Total 6270 · Professional Fees (Professional Fees)	62,836.85
6320 · Recruiting	268.00
6330 · Service Charge Out	0.00
6340 · Telephone, Cable, Internet (Telephone)	6,220.13
6350 · Travel & Ent (Travel and Entertainment)	3,205.25
Total Operation Expenses	191,832.00
Total Expense	1,069,762.64
Net Ordinary Income	83,402.59
Other Income/Expense	
Other Income	
7010 · Interest Income (Interest Income)	4,662.41
7030 · Other Income (Other Income)	
7035 · ERTC Reduction Wages	88,916.14
7033 · PPP Loan Forgiven Non-Taxable	463,072.00
7030 · Other Income (Other Income) - Other	12,378.65
Total 7030 · Other Income (Other Income)	564,366.79
Total Other Income	569,029.20
Other Expense	
Lori Guaranteed Payment	63,000.00
8010 · Other Expenses (Other Expenses)	15,000.00
Total Other Expense	78,000.00
Net Other Income	491,029.20
Net Income	**574,431.79**

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
1000 · Wells Fargo Checking	34,376.40
Wells Fargo Payroll	342.67
Wells Fargo Savings	50,118.67
1010 · First Republic Bank Checking	69,600.00
1011 · First Republic Bank Savings	209,300.82
1100 · Vault	3,344.65
2300 · Gift Certificates	0.00
Uncashed Paychecks	0.00
Total Checking/Savings	367,083.21
Other Current Assets	
EDD Overpay Due	0.00
Prepaid Expenses	
FTB Prepayment	12,800.00
Prepaid Liability	3,459.73
Prepaid SF Prop Tax	15,693.39
Prepaid Workers Comp	9,402.07
Total Prepaid Expenses	41,355.19
Employee Advance	-571.87
Inventory	
Beer Inventory	1,750.00
Food Inventory	10,462.00
Liquor Inventory	5,502.00
Wine Inventory	7,518.00
Total Inventory	25,232.00
Total Other Current Assets	66,015.32
Total Current Assets	433,098.53
Fixed Assets	
Accum. Depreciation	-2,031,388.00
Tenant Improvements	2,914,390.00
Total Fixed Assets	883,002.00
Other Assets	
Deposit	12,068.27
Total Other Assets	12,068.27
TOTAL ASSETS	**1,328,168.80**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	137,056.32
Total Accounts Payable	137,056.32
Credit Cards	
Amex 14005	9,400.67
Total Credit Cards	9,400.67
Other Current Liabilities	
Uncashed Paychecks Liability	10,013.96
Tips Payable - Square	710.67
PPP Loan Second Draw	0.00
Accrued SF Tax	-1,038.01
Lori/Amaryll Temp Loan	0.00
Accrued Payroll Expenses	28,544.64
2100 · Payroll Liabilities	0.00
2200 · Sales Tax Payable	16,689.00
Total Other Current Liabilities	54,920.26
Total Current Liabilities	201,377.25
Long Term Liabilities	
Gift Cards	6,384.65
Loan-Lori	222,692.00
Loan from Amaryll	222,692.00
Loan from Lahaussois & Low	0.00
Total Long Term Liabilities	451,768.65
Total Liabilities	653,145.90
Equity	
1110 · Retained Earnings (Retained Earnings)	100,591.11
Net Income	574,431.79
Total Equity	675,022.90
TOTAL LIABILITIES & EQUITY	**1,328,168.80**

NET INCOME	574,431.79
Adjustments:	
Prepaid Expenses	(14,596.50)
Employee Advances	571.87
Accounts Payable	(336,301.71)
Credit Cards	4,601.22
Uncashed Paychecks	10,013.96
Tips Payable	710.97
PPP Loan Repayment	(463,072.00)
Owner Loans	(10.20)
Accrued Payroll Expenses	7,049.38
Payroll Liabilities	(683.82)
Sales Tax Payable	10,331.00
Gift Cards	6,384.65
Investor Loans	(25,000.00)
Investor Loans	(25,000.00)
Loan from 3rd Party	(250,000.00)
Total Adjustments:	(1,075,001.18)
NET CHANGE	(500,569.39)
CASH 12/31/21	867,652.60
CASH 12/31/22	367,083.21
NET CHANGE	(500,569.39)